

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

Konstantinos Galanakis
Chief Executive Officer and Chief Financial Officer
Elvictor Group, Inc.
Vassileos Constantinou 79
Vari, Attiki, Greece 16672

> **Re: Elvictor Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022**
> **File No. 000-56508**

Dear Konstantinos Galanakis:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Item 9A. Controls and Procedures
Management's Report on Internal Control over Financial Reporting, page 14

1. Please revise your report of management on the internal control over financial reporting to include a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting and a statement identifying the framework used by management to evaluate the effectiveness of the internal control over financial reporting (e.g. 2013 edition). Refer to Item 308(a)(1) and (2) of Regulation S-K

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Stephen Kim at 202-551-3291 or Theresa Brillant at 202-551-3307 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services